[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 2, 2014

BY EMAIL AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Foamix Pharmaceuticals Ltd. Registration Statement on Form F-1 Filed August 13, 2014 File No. 333-198123

Dear Mr. Riedler:

On behalf of Foamix Pharmaceuticals Ltd., formerly known as Foamix Ltd. (the “Company”), please find below the Company’s responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided verbally on September 2, 2014 . To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement on Form F-1 of the Company, filed with the Commission on August 13, 2014 (the “Registration Statement”). All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Jeffrey P. Riedler

Securities and Exchange Commission

September 2, 2014

Verbal Comment

Please revise your disclosure to comply with ASC 605-25-50-2b and f.

The Company advises the Staff that it will revise note 2k on page F-9 of the Registration Comment to address the Staff’s comment as follows (with new and deleted text marked in red):

k. Revenue recognition

The Company's revenues are derived from license agreements for development of products combining the Company's foam technology with a drug selected by the licensee. To date, none of these products has been effectively commercialized. ~~All amounts received and to be received under these agreements are for the same type of services and none of the agreements contain additional elements.~~

The significant deliverables in the agreements between the Company and its licensees are the obligation of the Company to provide development services and the grant of an exclusive license to the specific product developed.

These deliverables are combined into one single unit of accounting for revenue recognition purposes since each element does not have a stand-alone value.

The Company’s license agreements entitle the Company to:

1.	Development payments, including upfront payments, cost reimbursements and payments contingent only upon passage of time (together - “Development Service Payments”).

2.	Payments contingent solely upon performance or achievement of clinical results by the Company’s customers (“Contingent Payments”).

3.	Royalties, calculated as a percentage of sales of the developed products made by the Company's customers.

Revenues from Development Service Payments under license agreements are recognized as the services are provided. When the Company receives a portion of the Development Service Payment before performance of such services, these advances are recorded as deferred revenues and recognized as revenues as services are performed.

Contingent Payments are recognized when the customer’s performance or achievement event occurs.

Royalties are recognized when subsequent sales made by the Company's customers occur.

Please do not hesitate to contact the undersigned at (212) 735-3416 or Phyllis G. Korff at (212) 735-2694 if you have any questions or require any additional information.

Very truly yours, /s/ Andrea L. Nicolás Andrea L. Nicolás